SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision for Record Date for Cash Dividends

1. Dividend category		Quarterly dividend
2. Record date		July 29, 2026
3. Purpose of setting record date		To determine shareholders entitled to receive the quarterly dividend
4. Date of resolution by the BoD		July 14, 2026
-Attendance of outside directors	Present (No.)	6
	Absent (No.)	1
5. Additional details relevant to investment consideration
– This is a decision to set the record date for determining shareholders entitled to receive dividends in accordance with Article 49-2(Quarterly Dividends) of the Company’s Articles of Incorporation.
–Shareholders of record will be determined based solely on the record date without closing the shareholders' register.
–The Company’s Audit Committee is composed entirely of outside directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader